Press Release

FOR IMMEDIATE RELEASE

LABOPHARM REPORTS POSITIVE RESULTS FOR PHASE III STUDY ON ONCE-DAILY TRAZODONE

– Study Achieves Primary Efficacy Endpoint and Demonstrates Improved Quality of Sleep –

LAVAL, Québec (February 8, 2008) – Labopharm Inc. (TSX: DDS; NASDAQ: DDSS) today announced that its recently completed North American Phase III clinical trial for its once-daily formulation of the antidepressant trazodone (study 04ACL3-001) achieved statistical significance for the primary efficacy endpoint (p value of 0.0183).  The study also demonstrated significantly improved patient sleep patterns in favour of trazodone.  Labopharm plans to file a New Drug Application (NDA) for its once-daily formulation of trazodone with the U.S. Food and Drug Administration later this year.

“The positive results of this study not only demonstrate the efficacy and safety of our once-daily formulation, but also the ability of our formulation to significantly improve the overall quality of sleep – there was significantly less awakening at night,” said James R. Howard-Tripp, President and Chief Executive Officer, Labopharm Inc.  “It is recognized that a major challenge in treating depression is having patients comply with taking their medication due to slow onset of action and exacerbation of sleep disturbance and agitation.  As a result, a once-daily depression treatment that also reduces agitation and improves quality of sleep, thus reducing the need for add-on therapies, should be well positioned in the antidepressant marketplace.  We believe that our once-daily trazodone formulation is such a treatment.”

Results of the Study

Study 04ACL3-001 is a randomized, double-blind, two-arm, multi-centre study comparing the efficacy and safety of Labopharm’s once-daily trazodone formulation to placebo, in patients with major unipolar depressive disorder, over an eight-week period. In the study, 412 patients were randomized to treatment with Labopharm’s once-daily trazodone, or placebo. Within the initial two-week titration period, patients were titrated every three to four days to an optimal dose (maximum dose of 375 mg/day). Patients were then maintained at the optimal dose for the remainder of the study. The study was conducted at 40 centers across the U.S. and Canada.

The primary efficacy endpoint of the study was to compare the change in the Hamilton Rating Scale for Depression (HAMD-17) total score from baseline to the end of the study in the once-daily trazodone group versus the placebo group. Statistical significance was achieved for the primary endpoint (p value of 0.0183) and under additional methods of analysis as specified in the Statistical Analysis Plan (SAP). The overall drop out rate in the study was 25.5%. The drop out rate was 21% in the placebo group and 30.2% in the once-daily trazodone group. In the once-daily trazodone group, 4% of patients discontinued treatment due to somnolence or sedation. The drop out rate observed in this study is comparable to drop out rates in typical depression studies.

Based on discussions with the FDA, Labopharm expects to submit an NDA for its once-daily formulation of trazodone under Section 505(b)(2) of the U.S. Federal Food, Drug and Cosmetic Act, which typically applies to reformulations of drugs that are already approved and being marketed, allowing the Company to leverage existing efficacy and safety data on trazodone. The Agency advised the Company that one positive Phase III study is required for the formulation to be approved.

About Trazodone

Trazodone is an atypical anti-depressant that acts as a dual serotonin agonist and serotonin reuptake inhibitor (SARI). Trazodone appears to increase serotonin activity via three mechanisms: the activation of neuronal serotonin receptors; the inhibition at the neuronal serotonin feedback system which regulates the action of serotonin; and the inhibition of the re-uptake of serotonin. Trazodone also helps to treat depression by improving sleep as a result of sedative effects caused by activation of histamine receptors and initiation and restoration of deep sleep cycles as a result of serotonin receptor activation. This may be of clinical benefit in depressed patients who have agitation, insomnia or poor sleep quality associated with their depression. Depression is one of the most prevalent central nervous system disorders, affecting at least 121 million people globally.

About Labopharm Inc.

Labopharm is an emerging leader in optimizing the performance of existing small molecule drugs using its proprietary controlled-release technologies. The Company’s lead product, a unique once-daily formulation of tramadol, is being commercially launched in key markets globally. The Company also has a robust pipeline of follow-on products in both pre-clinical and clinical development. Labopharm’s vision is to become a fully integrated, international, specialty pharmaceutical company with the capability to internally develop and commercialize its own products. For more information, please visit www.labopharm.com.

This press release contains forward-looking statements, which reflect the Company's current expectations regarding future events. The forward-looking statements involve risks and uncertainties. Actual events could differ materially from those projected herein and depend on a number of factors, including the price of the Company's shares, the uncertainties related to the regulatory process for drug approval and the commercialization of the Company’s products, if they are approved. Investors should consult the Company's ongoing quarterly filings and annual reports for additional information on risks and uncertainties relating to these forward-looking statements. The reader is cautioned not to rely on these forward-looking statements. The Company disclaims any obligation to update these forward-looking statements.

For more information, please contact:

At Labopharm	At The Equicom Group
Mark D’Souza	Jason Hogan
Chief Financial Officer	Media and Investor Relations
Tel: (450) 686-0207	Tel: (416) 815-0700
jhogan@equicomgroup.com

French:
Eric Bouchard
Tel: (514) 844-7997
ebouchard@equicomgroup.com